UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2020

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.01 per share	EOG	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EOG RESOURCES, INC.

Item 2.02   **Results of Operations and Financial Condition.**

On November 5, 2020, EOG Resources, Inc. issued a press release announcing third quarter 2020 financial and operational results and fourth quarter and full year 2020 forecast and benchmark commodity pricing information (see Item 7.01 below). A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 7.01   **Regulation FD Disclosure.**

Accompanying the press release announcing third quarter 2020 financial and operational results attached hereto as Exhibit 99.1 is fourth quarter and full year 2020 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 9.01   **Financial Statements and Exhibits.**

      (d)   Exhibits

      99.1   Press Release of EOG Resources, Inc. dated November 5, 2020 (including the accompanying fourth quarter and full year 2020 forecast and benchmark commodity pricing information).

      104   Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: November 5, 2020 By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Duly Authorized Officer)

EXHIBIT 99.1



November 5, 2020

EOG Resources Reports Third Quarter 2020 Results; Adds Premium Natural Gas Play in South Texas; Provides Three-Year Outlook
- Identified 21 Tcf Net Resource Potential and 1,250 Net Premium Locations in New South Texas Natural Gas Play
- Added a Total of 1,400 Net Premium Locations to Drilling Inventory Which Now Totals 11,500 Locations
- Generated $1.2 Billion Net Cash Provided by Operating Activities and Significant Free Cash Flow
- Capital Expenditures 23% Below Target and Crude Oil Production 2% Above Target
- Per-Unit Cash Operating Costs Below Targets
- Introduced Three-Year Outlook with 70-80% Cash Flow Reinvestment

HOUSTON – (PR Newswire) – EOG Resources, Inc. (EOG) today reported a third quarter 2020 net loss of $42 million, or $0.07 per share, compared with third quarter 2019 net income of $615 million, or $1.06 per share.

Adjusted non-GAAP net income for the third quarter 2020 was $252 million, or $0.43 per share, compared with adjusted non-GAAP net income of $654 million, or $1.13 per share, for the same prior year period. Please refer to the attached tables for the reconciliation of non-GAAP measures to GAAP measures.

Third Quarter 2020 Review
EOG continued to respond aggressively to adverse market conditions by sharply lowering operating and capital costs as well as deferring production volumes to future periods. Reductions to operating costs were offset by lower commodity prices and production volumes, resulting in lower earnings in the third quarter 2020 compared with the same prior year period. Realized crude oil prices were $40.15 per barrel in the third quarter, down 29 percent from the same prior year period, while natural gas prices declined 21 percent, to $1.68 per thousand cubic feet. These declines were partially offset by an increase in natural gas liquids prices in the third quarter to $14.34 per barrel, up 13 percent compared with the same prior year period.

Compared with the third quarter 2019, total company crude oil volumes were 19 percent lower, at 377,600 barrels of oil per day (Bopd). Natural gas liquids production was one percent lower and natural gas volumes were 13 percent lower, contributing to 14 percent lower total company daily production. EOG continued to return shut-in wells to production during the third quarter, and nearly all shut-in wells were back on production by the end of September. On average, 28,000 Bopd was shut-in during the third quarter. EOG also began initial production from approximately 100 net new wells in the third quarter, after deferring such activity earlier in the year in response to lower oil prices.

Lease and well costs declined 24 percent on a per-unit basis compared with the same prior year period, driving an overall reduction in per-unit operating costs. Most of the lease and well cost savings were based on sustainable efficiency improvements in well-site maintenance, equipment repair, managing offset completions and other production operations.

Net cash provided by operating activities was $1.2 billion. Excluding changes in working capital and certain other items, EOG generated $1.3 billion of discretionary cash flow. The company incurred total expenditures of $646 million, including $499 million of capital expenditures before acquisitions, non-cash transactions and asset retirement costs, resulting in $762 million of free cash flow. Please refer to the attached tables for the reconciliation of non-GAAP measures to GAAP measures.

"Our operational execution continues to be excellent," said William R. "Bill" Thomas, Chairman and Chief Executive Officer. "I'm grateful to all EOG employees during these unusual times. We continue to exceed expectations by optimizing production volumes and reducing costs while maintaining our strong safety and environmental performance.

"Notably, we are not playing defense in the current challenging environment. In fact, the opposite is true: we are aggressively moving EOG forward, advancing new plays, identifying innovative solutions to lower costs and improve well productivity, sharpening our technological edge and further demonstrating our commitment to sustainability. All of this is driven from the bottom up by a decentralized organization and a unique culture. This year more than ever, we are focused on investing in our people and enhancing our culture to sustain our competitive advantage and enable EOG to play an increasingly vital role in meeting the long-term global energy needs."

New South Texas Natural Gas Play and Premium Inventory Update
EOG has made a large natural gas resource play discovery on its Dorado prospect located in Webb County, Texas. A total of 21 trillion cubic feet (Tcf) of estimated net resource potential is contained in 700 feet of stacked pay in the Austin Chalk and Eagle Ford Shale formations. The company has identified an initial 1,250 net premium drilling locations across its 163,000 net acre position in the core of the play. EOG has drilled 17 wells in the Dorado play since January 2019, including five wells targeting the Austin Chalk and 12 wells targeting the Upper and Lower Eagle Ford.

The Austin Chalk formation has an estimated net resource potential of 9.5 Tcf of natural gas. EOG has identified 530 net premium drilling locations in the Austin Chalk. The prolific Austin Chalk wells generate rates of return that are competitive with EOG's large inventory of premium oil plays. The rates of return are supported by low cash operating costs and proximity to several natural gas markets with options for LNG and pipeline export pricing. In addition, EOG plans to apply its latest water and emissions management technology to minimize the environmental footprint of its development activities.

The five initial Austin Chalk wells produced an average of 3.5 billion cubic feet (Bcf) of natural gas per well in the first year of production, with an average lateral length of 6,600 feet per well. EOG expects to complete approximately 15 wells in the Austin Chalk in 2021. A typical Austin Chalk well is expected to recover 22 Bcf of natural gas, or 18 Bcf net after royalty, from a 9,000 foot lateral at a targeted well cost of $7.0 million per well.

The company has identified additional net resource potential of 11.5 Tcf and 720 net premium drilling locations in the Lower and Upper Eagle Ford, which underlies the Austin Chalk in the same area. Wells targeting the Eagle Ford also generate strong premium rates of return, supported by low drilling costs and shared infrastructure with the Austin Chalk wells.

The first 12 wells targeting the Eagle Ford produced an average of 2.8 Bcf of natural gas per well in the first year of production, with an average lateral length of 7,700 feet per well. A typical Eagle Ford well is expected to recover 19 Bcf of natural gas, or 16 Bcf net after royalty, from a 9,000 foot lateral at a targeted well cost of $6.5 million per well.

Including the Dorado locations, EOG added 1,400 net premium drilling locations to its undrilled premium inventory in the third quarter 2020. Taking into account wells drilled over the past year and updated location counts across its portfolio, EOG's premium inventory now totals approximately 11,500 net locations.

"Our new South Texas natural gas play is the latest example of EOG's sustainable business model of organic exploration-driven resource expansion," Thomas said. "The addition of Dorado to EOG's diverse portfolio of premium plays improves the financial profile of EOG by every measure. It also allows us to diversify capital deployment throughout the organization and across our assets. We believe this prolific new discovery represents the lowest-cost natural gas play in the U.S., which will be both operationally efficient and have a small environmental footprint. With 21 Tcf of net resource potential captured by EOG in the heart of the play, it is also one of the largest. Dorado competes today with EOG's premium oil plays, and we expect it to move rapidly into the top tier of our inventory as development unfolds. This is just the latest example of how EOG continues to organically improve."

Capital Allocation Outlook
Over the next three years, EOG's goal is to continue improving reinvestment returns, lowering per-unit operating costs and generating strong free cash flow to support a growing sustainable dividend while further strengthening its balance sheet. The company anticipates the current imbalance in the global crude oil market is likely to extend into 2021, and therefore expects to maintain its crude oil production at approximately the same level as the fourth quarter 2020. Assuming a balanced crude oil market after 2021, EOG expects to reinvest 70 to 80 percent of its discretionary cash flow and generate up to 10 percent compound annual crude oil production growth in 2022 and 2023 at a $50 West Texas Intermediate crude oil price and using the company's current inventory of premium locations. At higher oil prices, EOG expects to maintain the same growth rate of up to 10 percent per year. Priorities for the allocation of additional free cash flow include sustainable dividend growth, debt reduction, the return of additional cash to shareholders and low-cost property acquisitions.

"Our new three-year outlook provides visibility into the momentum we have built the last four years since the introduction of our premium return criteria," Thomas said. "EOG's long-term strategy and capital allocation priorities remain consistent. We are focused on high-return reinvestment in our growing stable of premium plays, which continues to improve in quality and drives increasing capital efficiency. With our disciplined capital allocation, we expect free cash flow growth, which will support sustainable dividend growth and further strengthen the balance sheet. Returning additional cash to shareholders also becomes more likely as oil prices continue to recover. Altogether, this balanced strategy leverages the competitive strengths of EOG and maximizes total shareholder value."

Financial Review
At September 30, 2020, total debt outstanding was $5.7 billion for a debt-to-total capitalization ratio of 22 percent. Considering $3.1 billion of cash on the balance sheet at the end of the third quarter, EOG's net debt-to-total capitalization ratio was 12 percent. EOG's liquidity is further enhanced by $2.0 billion of availability under its senior unsecured revolving credit agreement as of September 30, 2020. For a reconciliation of non-GAAP measures to GAAP measures, please refer to the attached tables.

EOG divested its assets in the Marcellus Shale effective September 1, 2020 for proceeds of approximately $130 million. Current production from the divested assets is approximately 40 million cubic feet of natural gas per day and there were no premium locations associated with the assets.

Third Quarter 2020 Results Webcast
Friday, November 6, 2020, 9:00 a.m. Central time (10:00 a.m. Eastern time)
Webcast will be available on EOG's website for one year.
http://investors.eogresources.com/Investors

About EOG
EOG Resources, Inc. (NYSE: EOG) is one of the largest crude oil and natural gas exploration and production companies in the United States with proved reserves in the United States, Trinidad, and China. To learn more visit www.eogresources.com.

Investor Contacts
David Streit 713-571-4902
Neel Panchal 713-571-4884

Media and Investor Contact
Kimberly Ehmer 713-571-4676

Category: Earnings

This press release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production, capital expenditures, costs and asset sales, statements regarding future commodity prices and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "aims," "goal," "may," "will," "should" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production, generate returns, replace or increase drilling locations, reduce or otherwise control operating costs and capital expenditures, generate cash flows, pay down or refinance indebtedness or pay and/or increase dividends are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known, unknown or currently unforeseen risks, events or circumstances that may be outside EOG's control. Furthermore, this press release and any accompanying disclosures may include or reference certain forward-looking, non-GAAP financial measures, such as free cash flow or discretionary cash flow, and certain related estimates regarding future performance, results and financial position. Because we provide these measures on a forward-looking basis, we cannot reliably or reasonably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures, such as future impairments and future changes in working capital. Accordingly, we are unable to present a quantitative reconciliation of such forward-looking, non-GAAP financial measures to the respective most directly comparable forward-looking GAAP financial measures. Management believes these forward-looking, non-GAAP measures may be a useful tool for the investment community in comparing EOG's forecasted financial performance to the forecasted financial performance of other companies in the industry. Any such forward-looking measures and estimates are intended to be illustrative only and are not intended to reflect the results that EOG will necessarily achieve for the period(s) presented; EOG's actual results may differ materially from such measures and estimates. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing, extent and duration of changes in prices for, supplies of, and demand for, crude oil and condensate, natural gas liquids, natural gas and related commodities;
- the extent to which EOG is successful in its efforts to acquire or discover additional reserves;

- the extent to which EOG is successful in its efforts to (i) economically develop its acreage in, (ii) produce reserves and achieve anticipated production levels and rates of return from, (iii) decrease or otherwise control its drilling, completion, operating and capital costs related to, and (iv) maximize reserve recovery from, its existing and future crude oil and natural gas exploration and development projects and associated potential and existing drilling locations;
- the extent to which EOG is successful in its efforts to market its crude oil and condensate, natural gas liquids, natural gas and related commodity production;
- security threats, including cybersecurity threats and disruptions to our business and operations from breaches of our information technology systems, physical breaches of our facilities and other infrastructure or breaches of the information technology systems, facilities and infrastructure of third parties with which we transact business;
- the availability, proximity and capacity of, and costs associated with, appropriate gathering, processing, compression, storage, transportation and refining facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights-of-way, and EOG's ability to retain mineral licenses and leases;
- the impact of, and changes in, government policies, laws and regulations, including any changes or other actions which may result from the recent U.S. elections and including tax laws and regulations; climate change and other environmental, health and safety laws and regulations relating to air emissions, disposal of produced water, drilling fluids and other wastes, hydraulic fracturing and access to and use of water; laws and regulations affecting the leasing of acreage and permitting for oil and gas drilling and the calculation of royalty payments in respect of oil and gas production; laws and regulations imposing additional permitting and disclosure requirements, additional operating restrictions and conditions or restrictions on drilling and completion operations and on the transportation of crude oil and natural gas; laws and regulations with respect to derivatives and hedging activities; and laws and regulations with respect to the import and export of crude oil, natural gas and related commodities;
- EOG's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and drilling, completing and operating costs with respect to such properties;
- the extent to which EOG's third-party-operated crude oil and natural gas properties are operated successfully and economically;
- competition in the oil and gas exploration and production industry for the acquisition of licenses, leases and properties, employees and other personnel, facilities, equipment, materials and services;
- the availability and cost of employees and other personnel, facilities, equipment, materials (such as water and tubulars) and services;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- weather, including its impact on crude oil and natural gas demand, and weather-related delays in drilling and in the installation and operation (by EOG or third parties) of production, gathering, processing, refining, compression, storage and transportation facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all, and to otherwise satisfy its capital expenditure requirements;
- the extent to which EOG is successful in its completion of planned asset dispositions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;
- the duration and economic and financial impact of epidemics, pandemics or other public health issues, including the COVID-19 pandemic;
- geopolitical factors and political conditions and developments around the world (such as the imposition of tariffs or trade or other economic sanctions, political instability and armed conflict), including in the areas in which EOG operates;
- the use of competing energy sources and the development of alternative energy sources;
- the extent to which EOG incurs uninsured losses and liabilities or losses and liabilities in excess of its insurance coverage;
- acts of war and terrorism and responses to these acts; and

- the other factors described under ITEM 1A, Risk Factors, on pages 13 through 23 of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and any updates to those factors set forth in EOG's subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the duration or extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made, and EOG undertakes no obligation, other than as required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose not only "proved" reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also "probable" reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as "possible" reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). Statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve or resource estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include "potential" reserves, "resource potential" and/or other estimated reserves or estimated resources not necessarily calculated in accordance with, or contemplated by, the SEC's latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov. In addition, reconciliation and calculation schedules for non-GAAP financial measures can be found on the EOG website at www.eogresources.com.

Table of Contents



Third Quarter 2020

Supplemental Financial and Operating Data   **Page**

Income Statements

In thousands of USD, except per share data (Unaudited)

	3Q 2020	3Q 2019	YTD 2020	YTD 2019
Operating Revenues and Other				
Crude Oil and Condensate	1,394,622	2,418,989	4,074,747	7,148,258
Natural Gas Liquids	184,771	164,736	439,215	569,748
Natural Gas	183,790	269,625	535,250	874,489
Gains (Losses) on Mark-to-Market Commodity Derivative Contracts	(3,978)	85,902	1,075,433	242,622
Gathering, Processing and Marketing	538,955	1,334,450	1,940,387	4,121,490
Gains (Losses) on Asset Dispositions, Net	(70,976)	(523)	(41,283)	3,650
Other, Net	18,300	30,276	42,801	99,470
Total	**2,245,484**	**4,303,455**	**8,066,550**	**13,059,727**
Operating Expenses				
Lease and Well	227,473	348,883	802,478	1,032,455
Transportation Costs	180,257	199,365	540,281	549,988
Gathering and Processing Costs	114,790	127,549	340,039	351,487
Exploration Costs	38,413	34,540	105,373	103,386
Dry Hole Costs	12,604	24,138	13,063	28,001
Impairments	78,990	105,275	1,957,340	289,761
Marketing Costs	521,351	1,343,293	2,074,788	4,114,265
Depreciation, Depletion and Amortization	823,050	953,597	2,529,789	2,790,496
General and Administrative	124,460	135,758	370,588	364,210
Taxes Other Than Income	126,810	203,098	364,489	600,418
Total	**2,248,198**	**3,475,496**	**9,098,228**	**10,224,467**
Operating Income (Loss)	**(2,714)**	**827,959**	**(1,031,678)**	**2,835,260**
Other Income, Net	3,401	9,118	17,009	23,233
Income (Loss) Before Interest Expense and Income Taxes	687	837,077	(1,014,669)	2,858,493
Interest Expense, Net	53,242	39,620	152,145	144,434
Income (Loss) Before Income Taxes	(52,555)	797,457	(1,166,814)	2,714,059
Income Tax Provision (Benefit)	(10,088)	182,335	(224,776)	615,670
Net Income (Loss)	**(42,467)**	**615,122**	**(942,038)**	**2,098,389**
Dividends Declared per Common Share	0.3750	0.2875	1.1250	0.7950
Net Income (Loss) Per Share				
Basic	(0.07)	1.06	(1.63)	3.63
Diluted	(0.07)	1.06	(1.63)	3.61
Average Number of Common Shares				
Basic	579,055	577,839	578,740	577,498
Diluted	579,055	581,271	578,740	581,190

Wellhead Volumes and Prices

(Unaudited)

	3Q 2020	3Q 2019	% Change	YTD 2020	YTD 2019	% Change
Crude Oil and Condensate Volumes (MBbld) [A]						
United States	376.6	463.2	-19%	396.6	451.2	-12%
Trinidad	1.0	0.8	25%	0.5	0.7	-29%
Other International [B]	—	0.1	-100%	0.2	0.1	100%
Total	**377.6**	**464.1**	**-19%**	**397.3**	**452.0**	**-12%**
Average Crude Oil and Condensate Prices ($/Bbl) [C]						
United States	40.19	56.67	-29%	37.45	57.95	-35%
Trinidad	25.41	48.36	-47%	26.35	47.26	-44%
Other International [B]	25.29	59.87	-58%	45.09	58.43	-23%
Composite	40.15	56.66	-29%	37.44	57.93	-35%
Natural Gas Liquids Volumes (MBbld) [A]						
United States	140.1	141.3	-1%	134.2	130.8	3%
Other International [B]	—	—		—	—	
Total	**140.1**	**141.3**	**-1%**	**134.2**	**130.8**	**3%**
Average Natural Gas Liquids Prices ($/Bbl) [C]						
United States	14.34	12.67	13%	11.95	15.96	-25%
Other International [B]	—	—		—	—	
Composite	14.34	12.67	13%	11.95	15.96	-25%
Natural Gas Volumes (MMcfd) [A]						
United States	1,008	1,079	-7%	1,029	1,043	-1%
Trinidad	151	260	-42%	175	267	-34%
Other International [B]	31	34	-9%	34	36	-6%
Total	**1,190**	**1,373**	**-13%**	**1,238**	**1,346**	**-8%**
Average Natural Gas Prices ($/Mcf) [C]						
United States	1.49	1.97	-25%	1.38	2.23	-38%
Trinidad	2.35	2.52	-7%	2.20	2.71	-19%
Other International [B]	4.73	4.25	11%	4.45	4.29	4%
Composite	1.68	2.13	-21%	1.58	2.38	-34%
Crude Oil Equivalent Volumes (MBoed) [D]						
United States	684.7	784.3	-13%	702.3	755.8	-7%
Trinidad	26.2	44.1	-41%	29.8	45.1	-34%
Other International [B]	5.1	5.8	-12%	5.7	6.2	-8%
Total	**716.0**	**834.2**	**-14%**	**737.8**	**807.1**	**-9%**
Total MMBoe [D]	**65.9**	**76.7**	**-14%**	**202.2**	**220.3**	**-8%**

(A) Thousand barrels per day or million cubic feet per day, as applicable.

(B) Other International includes EOG's China and Canada operations.

(C) Dollars per barrel or per thousand cubic feet, as applicable. Excludes the impact of financial commodity derivative instruments (see Note 12 to the Condensed Consolidated Financial Statements in EOG's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020).

(D) Thousand barrels of oil equivalent per day or million barrels of oil equivalent, as applicable; includes crude oil and condensate, NGLs and natural gas. Crude oil equivalent volumes are determined using a ratio of 1.0 barrel of crude oil and condensate or NGLs to 6.0 thousand cubic feet of natural gas. MMBoe is calculated by multiplying the MBoed amount by the number of days in the period and then dividing that amount by one thousand.

Balance Sheets

In thousands of USD, except share data (Unaudited)



	September 30, 2020	December 31, 2019
Current Assets		
Cash and Cash Equivalents	3,065,556	2,027,972
Accounts Receivable, Net	1,134,346	2,001,658
Inventories	668,541	767,297
Assets from Price Risk Management Activities	18,417	1,299
Income Taxes Receivable	3,182	151,665
Other	205,015	323,448
Total	**5,095,057**	**5,273,339**
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	64,020,452	62,830,415
Other Property, Plant and Equipment	4,402,091	4,472,246
Total Property, Plant and Equipment	68,422,543	67,302,661
Less: Accumulated Depreciation, Depletion and Amortization	(39,789,537)	(36,938,066)
Total Property, Plant and Equipment, Net	**28,633,006**	**30,364,595**
Deferred Income Taxes	**1,916**	**2,363**
Other Assets	**1,344,039**	**1,484,311**
Total Assets	**35,074,018**	**37,124,608**
Current Liabilities		
Accounts Payable	1,245,029	2,429,127
Accrued Taxes Payable	267,245	254,850
Dividends Payable	217,334	166,273
Liabilities from Price Risk Management Activities	23,486	20,194
Current Portion of Long-Term Debt	770,831	1,014,524
Current Portion of Operating Lease Liabilities	255,357	369,365
Other	240,760	232,655
Total	**3,020,042**	**4,486,988**
Long-Term Debt	**4,949,902**	**4,160,919**
Other Liabilities	**2,151,092**	**1,789,884**
Deferred Income Taxes	**4,804,656**	**5,046,101**
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, $0.01 Par, 1,280,000,000 Shares Authorized and 583,668,294 Shares Issued at September 30, 2020 and 582,213,016 Shares Issued at December 31, 2019	205,837	205,822
Additional Paid in Capital	5,916,213	5,817,475
Accumulated Other Comprehensive Loss	(7,930)	(4,652)
Retained Earnings	14,051,197	15,648,604
Common Stock Held in Treasury, 322,591 Shares at September 30, 2020 and 298,820 Shares at December 31, 2019	(16,991)	(26,533)
Total Stockholders' Equity	**20,148,326**	**21,640,716**
Total Liabilities and Stockholders' Equity	**35,074,018**	**37,124,608**

Cash Flows Statements

In thousands of USD (Unaudited)

	3Q 2020	3Q 2019	YTD 2020	YTD 2019
Cash Flows from Operating Activities				
Reconciliation of Net Income (Loss) to Net Cash Provided by Operating Activities:				
Net Income (Loss)	(42,467)	615,122	(942,038)	2,098,389
Items Not Requiring (Providing) Cash				
Depreciation, Depletion and Amortization	823,050	953,597	2,529,789	2,790,496
Impairments	78,990	105,275	1,957,340	289,761
Stock-Based Compensation Expenses	33,811	54,670	113,454	132,323
Deferred Income Taxes	(33,311)	184,282	(241,003)	508,576
(Gains) Losses on Asset Dispositions, Net	70,976	523	41,283	(3,650)
Other, Net	1,465	(1,284)	1,636	4,155
Dry Hole Costs	12,604	24,138	13,063	28,001
Mark-to-Market Commodity Derivative Contracts				
Total (Gains) Losses	3,978	(85,902)	(1,075,433)	(242,622)
Net Cash Received from Settlements of Commodity Derivative Contracts	275,133	108,418	998,894	139,708
Other, Net	(465)	(424)	(1,185)	1,215
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable	(260,829)	63,891	930,628	(5,855)
Inventories	7,439	66,857	92,014	55,598
Accounts Payable	(37,755)	7,400	(1,222,473)	134,253
Accrued Taxes Payable	73,482	34,767	12,395	88,047
Other Assets	161,879	(92,814)	414,857	394,573
Other Liabilities	51,664	39,791	(12,739)	(18,315)
Changes in Components of Working Capital Associated with Investing and Financing Activities	(6,091)	(16,643)	276,063	(38,677)
Net Cash Provided by Operating Activities	**1,213,553**	**2,061,664**	**3,886,545**	**6,355,976**
Investing Cash Flows				
Additions to Oil and Gas Properties	(468,487)	(1,420,385)	(2,458,520)	(4,866,882)
Additions to Other Property, Plant and Equipment	(17,652)	(70,469)	(165,018)	(187,350)
Proceeds from Sales of Assets	145,575	17,767	188,943	35,409
Changes in Components of Working Capital Associated with Investing Activities	6,091	16,621	(276,063)	38,677
Net Cash Used in Investing Activities	**(334,473)**	**(1,456,466)**	**(2,710,658)**	**(4,980,146)**
Financing Cash Flows				
Long-Term Debt Borrowings	—	—	1,483,852	—
Long-Term Debt Repayments	—	—	(1,000,000)	(900,000)
Dividends Paid	(217,142)	(166,170)	(601,242)	(420,851)
Treasury Stock Purchased	(9,764)	(13,835)	(14,821)	(22,238)
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	—	863	8,614	9,558
Debt Issuance Costs	—	(114)	(2,635)	(5,016)
Repayment of Finance Lease Liabilities	(4,864)	(3,235)	(13,309)	(9,638)
Changes in Components of Working Capital Associated with Financing Activities	—	22	—	—
Net Cash Used in Financing Activities	**(231,770)**	**(182,469)**	**(139,541)**	**(1,348,185)**
Effect of Exchange Rate Changes on Cash	**1,745**	**(109)**	**1,238**	**(174)**
Increase in Cash and Cash Equivalents	**649,055**	**422,620**	**1,037,584**	**27,471**
Cash and Cash Equivalents at Beginning of Period	**2,416,501**	**1,160,485**	**2,027,972**	**1,555,634**
Cash and Cash Equivalents at End of Period	**3,065,556**	**1,583,105**	**3,065,556**	**1,583,105**

Non-GAAP Financial Measures



To supplement the presentation of its financial results prepared in accordance with generally accepted accounting principles in the United States of America (GAAP), EOG's quarterly earnings releases and related conference calls, accompanying investor presentation slides and presentation slides for investor conferences contain certain financial measures that are not prepared or presented in accordance with GAAP.   These non-GAAP financial measures may include, but are not limited to, Adjusted Net Income (Loss), Discretionary Cash Flow, Free Cash Flow, Adjusted EBITDAX, Net Debt and related statistics.

A reconciliation of each of these measures to their most directly comparable GAAP financial measure is included in the tables below and can also be found in the "Reconciliations & Guidance" section of the "Investors" page of the EOG website at www.eogresources.com.

EOG believes these measures may be useful to investors who follow the practice of some industry analysts who make certain adjustments to GAAP measures (for example, to exclude non-recurring items) to facilitate comparisons to others in EOG's industry, and who utilize non-GAAP measures in their calculations of certain statistics (for example, return on capital employed and return on equity) used to evaluate EOG's performance.

EOG believes that the non-GAAP measures presented, when viewed in combination with its financial and operating results prepared in accordance with GAAP, provide a more complete understanding of the factors and trends affecting the company's performance. EOG uses these non-GAAP measures for purposes of (i) comparing EOG's financial and operating performance with the financial and operating performance of other companies in the industry and (ii) analyzing EOG's financial and operating performance across periods.

The non-GAAP measures presented should not be considered in isolation, and should not be considered as a substitute for, or as an alternative to, EOG's reported Net Income (Loss), Total Debt, Net Cash Provided by Operating Activities and other financial results calculated in accordance with GAAP. The non-GAAP measures presented should be read in conjunction with EOG's consolidated financial statements prepared in accordance with GAAP.

In addition, because not all companies use identical calculations, EOG's presentation of non-GAAP measures may not be comparable to, and may be calculated differently from, similarly titled measures disclosed by other companies, including its peer companies. EOG may also change the calculation of one or more of its non-GAAP measures from time to time – for example, to account for changes in its business and operations or to more closely conform to peer company or industry analysts' practices.

Adjusted Net Income (Loss)

In thousands of USD, except per share data (Unaudited)

	3Q 2020			
	Before Tax	**Income Tax Impact**	**After Tax**	**Diluted Earnings per Share**
Reported Net Loss (GAAP)	**(52,555)**	**10,088**	**(42,467)**	**(0.07)**
Adjustments:				
Losses on Mark-to-Market Commodity Derivative Contracts	3,978	(873)	3,105	(0.01)
Net Cash Received from Settlements of Commodity Derivative Contracts	275,133	(60,386)	214,747	0.37
Add: Losses on Asset Dispositions, Net	70,976	(15,600)	55,376	0.10
Add: Certain Impairments	26,531	(5,636)	20,895	0.04
Adjustments to Net Income (Loss)	376,618	(82,495)	294,123	0.50
Adjusted Net Income (Non-GAAP)	**324,063**	**(72,407)**	**251,656**	**0.43**
Average Number of Common Shares (GAAP)				
Basic				579,055
Diluted				579,055
Average Number of Common Shares (Non-GAAP)				
Basic				579,055
Diluted				580,609

	3Q 2019			
	Before Tax	**Income Tax Impact**	**After Tax**	**Diluted Earnings per Share**
Reported Net Income (GAAP)	**797,457**	**(182,335)**	**615,122**	**1.06**
Adjustments:				
Gains on Mark-to-Market Commodity Derivative Contracts	(85,902)	18,854	(67,048)	(0.12)
Net Cash Received from Settlements of Commodity Derivative Contracts	108,418	(23,796)	84,622	0.15
Add: Losses on Asset Dispositions, Net	523	(89)	434	—
Add: Certain Impairments	27,215	(5,973)	21,242	0.04
Adjustments to Net Income (Loss)	50,254	(11,004)	39,250	0.07
Adjusted Net Income (Non-GAAP)	**847,711**	**(193,339)**	**654,372**	**1.13**
Average Number of Common Shares (GAAP)				
Basic				577,839
Diluted				581,271
Average Number of Common Shares (Non-GAAP)				577,839
Basic				581,271
Diluted				

Adjusted Net Income (Loss)

In thousands of USD, except per share data (Unaudited)

	YTD 2020			
	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share
Reported Net Loss (GAAP)	**(1,166,814)**	**224,776**	**(942,038)**	**(1.63)**
Adjustments:				
Gains on Mark-to-Market Commodity Derivative Contracts	(1,075,433)	236,036	(839,397)	(1.45)
Net Cash Received from Settlements of Commodity Derivative Contracts	998,894	(219,237)	779,657	1.35
Add: Losses on Asset Dispositions, Net	41,283	(9,057)	32,226	0.06
Add: Certain Impairments	1,782,014	(373,960)	1,408,054	2.43
Adjustments to Net Income (Loss)	1,746,758	(366,218)	1,380,540	2.39
Adjusted Net Income (Non-GAAP)	**579,944**	**(141,442)**	**438,502**	**0.76**
Average Number of Common Shares (GAAP)				
Basic				578,740
Diluted				578,740
Average Number of Common Shares (Non-GAAP)				
Basic				578,740
Diluted				580,301

	YTD 2019			
	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share
Reported Net Income (GAAP)	**2,714,059**	**(615,670)**	**2,098,389**	**3.61**
Adjustments:				
Gains on Mark-to-Market Commodity Derivative Contracts	(242,622)	53,251	(189,371)	(0.34)
Net Cash Received from Settlements of Commodity Derivative Contracts	139,708	(30,663)	109,045	0.19
Add: Gains on Asset Dispositions, Net	(3,650)	910	(2,740)	—
Add: Certain Impairments	116,249	(25,514)	90,735	0.16
Adjustments to Net Income (Loss)	9,685	(2,016)	7,669	0.01
Adjusted Net Income (Non-GAAP)	**2,723,744**	**(617,686)**	**2,106,058**	**3.62**
Average Number of Common Shares (GAAP)				
Basic				577,498
Diluted				581,190
Average Number of Common Shares (Non-GAAP)				
Basic				577,498
Diluted				581,190

Discretionary Cash Flow and Free Cash Flow



In thousands of USD (Unaudited)

	3Q 2020	3Q 2019	YTD 2020	YTD 2019
Net Cash Provided by Operating Activities (GAAP)	1,213,553	2,061,664	3,886,545	6,355,976
Adjustments:				
Exploration Costs (excluding Stock-Based Compensation Expenses)	37,380	29,374	90,346	85,250
Other Non-Current Income Taxes - Net Receivable	—	33,855	112,704	179,537
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable	260,829	(63,891)	(930,628)	5,855
Inventories	(7,439)	(66,857)	(92,014)	(55,598)
Accounts Payable	37,755	(7,400)	1,222,473	(134,253)
Accrued Taxes Payable	(73,482)	(34,767)	(12,395)	(88,047)
Other Assets	(161,879)	92,814	(414,857)	(394,573)
Other Liabilities	(51,664)	(39,791)	12,739	18,315
Changes in Components of Working Capital Associated with Investing and Financing Activities	6,091	16,643	(276,063)	38,677
Discretionary Cash Flow (Non-GAAP)	**1,261,144**	**2,021,644**	**3,598,850**	**6,011,139**
Discretionary Cash Flow (Non-GAAP) - Percentage Decrease	-38%		-40%	
Discretionary Cash Flow (Non-GAAP)	1,261,144	2,021,644	3,598,850	6,011,139
Less:				
Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) [a]	(499,305)	(1,518,019)	(2,661,641)	(4,846,221)
Free Cash Flow (Non-GAAP) [b]	**761,839**	**503,625**	**937,209**	**1,164,918**

(a) See below reconciliation of Total Expenditures (GAAP) to Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) for the three-month and nine-month periods ended September 30, 2020 and 2019:

	3Q 2020	3Q 2019	YTD 2020	YTD 2019
Total Expenditures (GAAP)	645,534	1,629,343	3,005,723	5,394,389
Less:				
Asset Retirement Costs	(42,650)	(90,970)	(68,213)	(151,551)
Non-Cash Expenditures of Other Property, Plant and Equipment	—	—	(60)	(586)
Non-Cash Acquisition Costs of Unproved Properties	(80,757)	(10,666)	(128,488)	(64,387)
Non-Cash Finance Leases	—	—	(73,277)	—
Acquisition Costs of Proved Properties	(22,822)	(9,688)	(74,044)	(331,644)
Total Cash Capital Expenditures Before Acquisitions (Non-GAAP)	**499,305**	**1,518,019**	**2,661,641**	**4,846,221**

(b) To better align the presentation of free cash flow for comparative purposes within the industry, free cash flow excludes dividends paid (GAAP) as a reconciling item for the three-month and nine-month periods ending September 30, 2020. The comparative prior periods shown have been revised to conform to this presentation.

Maintenance Capital Expenditures

The capital expenditures required to fund drilling and infrastructure requirements to keep U.S. oil production in 2021 flat relative to anticipated 4Q 2020 U.S. oil production.

Discretionary Cash Flow and Free Cash Flow



In thousands of USD (Unaudited)

	FY 2019	FY 2018	FY 2017
Net Cash Provided by Operating Activities (GAAP)	8,163,180	7,768,608	4,265,336
Adjustments:			
Exploration Costs (excluding Stock-Based Compensation Expenses)	113,733	123,986	122,688
Other Non-Current Income Taxes - Net (Payable) Receivable	238,711	148,993	(513,404)
Changes in Components of Working Capital and Other Assets and Liabilities			
Accounts Receivable	91,792	368,180	392,131
Inventories	(90,284)	395,408	174,548
Accounts Payable	(168,539)	(439,347)	(324,192)
Accrued Taxes Payable	(40,122)	92,461	63,937
Other Assets	(358,001)	125,435	658,609
Other Liabilities	56,619	(10,949)	89,871
Changes in Components of Working Capital Associated with Investing and Financing Activities	115,061	(301,083)	(89,992)
Discretionary Cash Flow (Non-GAAP)	**8,122,150**	**8,271,692**	**4,839,532**
Discretionary Cash Flow (Non-GAAP) - Percentage Increase (Decrease)	-2%	71%	76%
Discretionary Cash Flow (Non-GAAP)	8,122,150	8,271,692	4,839,532
Less:			
Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) [a]	(6,234,454)	(6,172,950)	(4,228,859)
Free Cash Flow (Non-GAAP) [b]	**1,887,696**	**2,098,742**	**610,673**

(a) See below reconciliation of Total Expenditures (GAAP) to Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) for the twelve-month periods ended December 31, 2019, 2018 and 2017:

Total Expenditures (GAAP)	6,900,450	6,706,359	4,612,746
Less:			
Asset Retirement Costs	(186,088)	(69,699)	(55,592)
Non-Cash Expenditures of Other Property, Plant and Equipment	(2,266)	(49,484)	—
Non-Cash Acquisition Costs of Unproved Properties	(97,704)	(290,542)	(255,711)
Acquisition Costs of Proved Properties	(379,938)	(123,684)	(72,584)
Total Cash Capital Expenditures Before Acquisitions (Non-GAAP)	**6,234,454**	**6,172,950**	**4,228,859**

(b) To better align the presentation of free cash flow for comparative purposes within the industry, free cash flow excludes dividends paid (GAAP) as a reconciling item for the twelve-month period ending December 31, 2019. The comparative prior periods shown have been revised to conform to this presentation.

Discretionary Cash Flow and Free Cash Flow



In thousands of USD (Unaudited)

	FY 2016	FY 2015	FY 2014	FY 2013	FY 2012
Net Cash Provided by Operating Activities (GAAP)	2,359,063	3,595,165	8,649,155	7,329,414	5,236,777
Adjustments:					
Exploration Costs (excluding Stock-Based Compensation Expenses)	104,199	124,011	157,453	134,531	159,182
Excess Tax Benefits from Stock-Based Compensation	29,357	26,058	99,459	55,831	67,035
Changes in Components of Working Capital and Other Assets and Liabilities					
Accounts Receivable	232,799	(641,412)	(84,982)	23,613	178,683
Inventories	(170,694)	(58,450)	161,958	(53,402)	156,762
Accounts Payable	74,048	1,409,197	(543,630)	(178,701)	17,150
Accrued Taxes Payable	(92,782)	(11,798)	(16,486)	(75,142)	(78,094)
Other Assets	40,636	(118,143)	14,448	109,567	118,520
Other Liabilities	16,225	66,257	(75,420)	20,382	(36,114)
Changes in Components of Working Capital Associated with Investing and Financing Activities	156,102	(499,767)	103,414	51,361	(74,158)
Discretionary Cash Flow (Non-GAAP)	**2,748,953**	**3,891,118**	**8,465,369**	**7,417,454**	**5,745,743**
Discretionary Cash Flow (Non-GAAP) - Percentage Increase (Decrease)	-29%	-54%	14%	29%	
Discretionary Cash Flow (Non-GAAP)	2,748,953	3,891,118	8,465,369	7,417,454	5,745,743
Less:					
Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) [a]	(2,706,397)	(4,682,326)	(8,292,090)	(7,101,791)	(7,539,994)
Free Cash Flow (Non-GAAP) [b]	**42,556**	**(791,208)**	**173,279**	**315,663**	**(1,794,251)**

(a) See below reconciliation of Total Expenditures (GAAP) to Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) for the twelve-month periods ended December 31, 2016, 2015, 2014, 2013 and 2012:

	FY 2016	FY 2015	FY 2014	FY 2013	FY 2012
Total Expenditures (GAAP)	6,554,053	5,216,413	8,631,906	7,361,457	7,753,828
Less:					
Asset Retirement Costs	19,865	(53,470)	(195,630)	(134,445)	(126,987)
Non-Cash Expenditures of Other Property, Plant and Equipment	(16,585)	—	—	—	(65,791)
Non-Cash Acquisition Costs of Unproved Properties	(3,101,913)	—	(5,085)	(5,007)	(20,317)
Acquisition Costs of Proved Properties	(749,023)	(480,617)	(139,101)	(120,214)	(739)
Total Cash Capital Expenditures Before Acquisitions (Non-GAAP)	**2,706,397**	**4,682,326**	**8,292,090**	**7,101,791**	**7,539,994**

(b) To better align the presentation of free cash flow for comparative purposes within the industry, the presentation of free cash flow for the comparative prior periods shown has been revised to exclude dividends paid (GAAP) as a reconciling item.

Total Expenditures

In millions of USD (Unaudited)



	3Q 2020	3Q 2019	FY 2019	FY 2018	FY 2017
Exploration and Development Drilling	378	1,173	4,951	4,935	3,132
Facilities	38	161	629	625	575
Leasehold Acquisitions	88	56	276	488	427
Property Acquisitions	23	10	380	124	73
Capitalized Interest	7	10	38	24	27
Subtotal	534	1,410	6,274	6,196	4,234
Exploration Costs	38	34	140	149	145
Dry Hole Costs	13	24	28	5	5
Exploration and Development Expenditures	585	1,468	6,442	6,350	4,384
Asset Retirement Costs	44	91	186	70	56
Total Exploration and Development Expenditures	629	1,559	6,628	6,420	4,440
Other Property, Plant and Equipment	17	70	272	286	173
Total Expenditures	**646**	**1,629**	**6,900**	**6,706**	**4,613**

EBITDAX and Adjusted EBITDAX



In thousands of USD (Unaudited)

	3Q 2020	3Q 2019	YTD 2020	YTD 2019
Net Income (Loss) (GAAP)	(42,467)	615,122	(942,038)	2,098,389
Adjustments:				
Interest Expense, Net	53,242	39,620	152,145	144,434
Income Tax Provision (Benefit)	(10,088)	182,335	(224,776)	615,670
Depreciation, Depletion and Amortization	823,050	953,597	2,529,789	2,790,496
Exploration Costs	38,413	34,540	105,373	103,386
Dry Hole Costs	12,604	24,138	13,063	28,001
Impairments	78,990	105,275	1,957,340	289,761
EBITDAX (Non-GAAP)	**953,744**	**1,954,627**	**3,590,896**	**6,070,137**
(Gains) Losses on MTM Commodity Derivative Contracts	3,978	(85,902)	(1,075,433)	(242,622)
Net Cash Received from Settlements of Commodity Derivative Contracts	275,133	108,418	998,894	139,708
(Gains) Losses on Asset Dispositions, Net	70,976	523	41,283	(3,650)
Adjusted EBITDAX (Non-GAAP)	**1,303,831**	**1,977,666**	**3,555,640**	**5,963,573**
Adjusted EBITDAX (Non-GAAP) - Percentage Decrease	-34%		-40%	

Definitions

EBITDAX - Earnings Before Interest Expense, Net; Income Tax Provision (Benefit); Depreciation, Depletion and Amortization; Exploration Costs; Dry Hole Costs; and Impairments

Net Debt-to-Total Capitalization Ratio



In millions of USD, except ratio data (Unaudited)

	September 30, 2020	June 30, 2020	March 31, 2020
Total Stockholders' Equity - (a)	20,148	20,388	21,471
Current and Long-Term Debt (GAAP) - (b)	5,721	5,724	5,222
Less: Cash	(3,066)	(2,417)	(2,907)
Net Debt (Non-GAAP) - (c)	2,655	3,307	2,315
Total Capitalization (GAAP) - (a) + (b)	25,869	26,112	26,693
Total Capitalization (Non-GAAP) - (a) + (c)	**22,803**	**23,695**	**23,786**
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	22%	22%	20%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**12%**	**14%**	**10%**

Net Debt-to-Total Capitalization Ratio



In millions of USD, except ratio data (Unaudited)

	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Total Stockholders' Equity - (a)	21,641	21,124	20,630	19,904
Current and Long-Term Debt (GAAP) - (b)	5,175	5,177	5,179	6,081
Less: Cash	(2,028)	(1,583)	(1,160)	(1,136)
Net Debt (Non-GAAP) - (c)	3,147	3,594	4,019	4,945
Total Capitalization (GAAP) - (a) + (b)	26,816	26,301	25,809	25,985
Total Capitalization (Non-GAAP) - (a) + (c)	**24,788**	**24,718**	**24,649**	**24,849**
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	19%	20%	20%	23%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**13%**	**15%**	**16%**	**20%**

Net Debt-to-Total Capitalization Ratio

In millions of USD, except ratio data (Unaudited)

	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Total Stockholders' Equity - (a)	19,364	18,538	17,452	16,841
Current and Long-Term Debt (GAAP) - (b)	6,083	6,435	6,435	6,435
Less: Cash	(1,556)	(1,274)	(1,008)	(816)
Net Debt (Non-GAAP) - (c)	4,527	5,161	5,427	5,619
Total Capitalization (GAAP) - (a) + (b)	25,447	24,973	23,887	23,276
Total Capitalization (Non-GAAP) - (a) + (c)	**23,891**	**23,699**	**22,879**	**22,460**
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	24%	26%	27%	28%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**19%**	**22%**	**24%**	**25%**

Net Debt-to-Total Capitalization Ratio



In millions of USD, except ratio data (Unaudited)

	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Total Stockholders' Equity - (a)	16,283	13,922	13,902	13,928
Current and Long-Term Debt (GAAP) - (b)	6,387	6,387	6,987	6,987
Less: Cash	(834)	(846)	(1,649)	(1,547)
Net Debt (Non-GAAP) - (c)	5,553	5,541	5,338	5,440
Total Capitalization (GAAP) - (a) + (b)	22,670	20,309	20,889	20,915
Total Capitalization (Non-GAAP) - (a) + (c)	**21,836**	**19,463**	**19,240**	**19,368**
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	28%	31%	33%	33%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**25%**	**28%**	**28%**	**28%**

Net Debt-to-Total Capitalization Ratio



In millions of USD, except ratio data (Unaudited)

	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Total Stockholders' Equity - (a)	13,982	11,798	12,057	12,405	12,943
Current and Long-Term Debt (GAAP) - (b)	6,986	6,986	6,986	6,986	6,660
Less: Cash	(1,600)	(1,049)	(780)	(668)	(719)
Net Debt (Non-GAAP) - (c)	5,386	5,937	6,206	6,318	5,941
Total Capitalization (GAAP) - (a) + (b)	20,968	18,784	19,043	19,391	19,603
Total Capitalization (Non-GAAP) - (a) + (c)	**19,368**	**17,735**	**18,263**	**18,723**	**18,884**
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	33%	37%	37%	36%	34%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**28%**	**33%**	**34%**	**34%**	**31%**

Reserve Replacement Cost Data



In millions of USD, except reserves and ratio data (Unaudited)

	2019	2018	2017	2016	2015	2014
Total Costs Incurred in Exploration and Development Activities (GAAP)	6,628.2	6,419.7	4,439.4	6,445.2	4,928.3	7,904.8
Less: Asset Retirement Costs	(186.1)	(69.7)	(55.6)	19.9	(53.5)	(195.6)
Non-Cash Acquisition Costs of Unproved Properties	(97.7)	(290.5)	(255.7)	(3,101.8)	—	—
Acquisition Costs of Proved Properties	(379.9)	(123.7)	(72.6)	(749.0)	(480.6)	(139.1)
Total Exploration and Development Expenditures for Drilling Only (Non-GAAP) - (a)	**5,964.5**	**5,935.8**	**4,055.5**	**2,614.3**	**4,394.2**	**7,570.1**
Total Costs Incurred in Exploration and Development Activities (GAAP)	6,628.2	6,419.7	4,439.4	6,445.2	4,928.3	7,904.8
Less: Asset Retirement Costs	(186.1)	(69.7)	(55.6)	19.9	(53.5)	(195.6)
Non-Cash Acquisition Costs of Unproved Properties	(97.7)	(290.5)	(255.7)	(3,101.8)	—	—
Non-Cash Acquisition Costs of Proved Properties	(52.3)	(70.9)	(26.2)	(732.3)	—	—
Total Exploration and Development Expenditures (Non-GAAP) - (b)	**6,292.1**	**5,988.6**	**4,101.9**	**2,631.0**	**4,874.8**	**7,709.2**
Net Proved Reserve Additions From All Sources - Oil Equivalents (MMBoe)						
Revisions Due to Price - (c)	(59.7)	34.8	154.0	(100.7)	(573.8)	52.2
Revisions Other Than Price	(0.3)	(39.5)	48.0	252.9	107.2	48.4
Purchases in Place	16.8	11.6	2.3	42.3	56.2	14.4
Extensions, Discoveries and Other Additions - (d)	750.0	669.7	420.8	209.0	245.9	519.2
Total Proved Reserve Additions - (e)	**706.8**	**676.6**	**625.1**	**403.5**	**(164.5)**	**634.2**
Sales in Place	(4.6)	(10.8)	(20.7)	(167.6)	(3.5)	(36.3)
Net Proved Reserve Additions From All Sources	**702.2**	**665.8**	**604.4**	**235.9**	**(168.0)**	**597.9**
Production	**300.9**	**265.0**	**224.4**	**207.1**	**211.2**	**219.1**
Reserve Replacement Costs ($ / Boe)						
Total Drilling, Before Revisions - (a / d)	7.95	8.86	9.64	12.51	17.87	14.58
All-in Total, Net of Revisions - (b / e)	8.90	8.85	6.56	6.52	(29.63)	12.16
All-in Total, Excluding Revisions Due to Price - (b / (e - c))	8.21	9.33	8.71	5.22	11.91	13.25

Definitions

$/Boe	U.S. Dollars per barrel of oil equivalent
MMBoe	Million barrels of oil equivalent

Financial Commodity Derivative Contracts



EOG accounts for financial commodity derivative contracts using the mark-to-market accounting method.

ICE Brent Differential Basis Swap Contracts

Prices received by EOG for its crude oil production generally vary from NYMEX WTI prices due to adjustments for delivery location (basis) and other factors. EOG has entered into crude oil basis swap contracts in order to fix the differential between ICE Brent pricing and pricing in Cushing, Oklahoma (ICE Brent Differential). Presented below is a comprehensive summary of EOG's ICE Brent Differential basis swap contracts through October 30, 2020. The weighted average price differential expressed in $/Bbl represents the amount of addition to Cushing, Oklahoma, prices for the notional volumes expressed in Bbld covered by the basis swap contracts.

2020	Volume (Bbld)	Weighted Average Price Differential ($/Bbl)
May 2020 (CLOSED)	10,000	4.92

Houston Differential Basis Swap Contracts

EOG has also entered into crude oil basis swap contracts in order to fix the differential between pricing in Houston, Texas, and Cushing, Oklahoma (Houston Differential). Presented below is a comprehensive summary of EOG's Houston Differential basis swap contracts through October 30, 2020. The weighted average price differential expressed in $/Bbl represents the amount of addition to Cushing, Oklahoma, prices for the notional volumes expressed in Bbld covered by the basis swap contracts.

2020	Volume (Bbld)	Weighted Average Price Differential ($/Bbl)
May 2020 (CLOSED)	10,000	1.55

Roll Differential Swap Contracts

EOG has also entered into crude oil swaps in order to fix the differential in pricing between the NYMEX calendar month average and the physical crude oil delivery month (Roll Differential). Presented below is a comprehensive summary of EOG's Roll Differential swap contracts through October 30, 2020. The weighted average price differential expressed in $/Bbl represents the amount of net addition (reduction) to delivery month prices for the notional volumes expressed in Bbld covered by the swap contracts.

2020	Volume (Bbld)	Weighted Average Price Differential ($/Bbl)
February 1, 2020 through June 30, 2020 (CLOSED)	10,000	0.70
July 1, 2020 through September 30, 2020 (CLOSED)	88,000	(1.16)
October 1, 2020 through November 30, 2020 (CLOSED)	66,000	(1.16)
December 2020	66,000	(1.16)

In May 2020, EOG entered into crude oil Roll Differential swap contracts for the period from July 1, 2020 through September 30, 2020, with notional volumes of 22,000 Bbld at a weighted average price differential of $(0.43) per Bbl, and for the period from October 1, 2020 through December 31, 2020, with notional volumes of 44,000 Bbld at a weighted average price differential of $(0.73) per Bbl. These contracts partially offset certain outstanding Roll Differential swap contracts for the same time periods and volumes at a weighted average price differential of $(1.16) per Bbl. EOG paid net cash of $2.6 million through October 30, 2020, for the settlement of certain of these contracts and expects to pay $0.6 million during the remainder of 2020 for the settlement of the remaining contracts. The offsetting contracts were excluded from the above table.

Crude Oil NYMEX WTI Price Swap Contracts

Presented below is a comprehensive summary of EOG's crude oil NYMEX WTI price swap contracts through October 30, 2020, with notional volumes expressed in Bbld and prices expressed in $/Bbl.

2020	Volume (Bbld)	Weighted Average Price ($/Bbl)
January 1, 2020 through March 31, 2020 (CLOSED)	200,000	59.33
April 1, 2020 through May 31, 2020 (CLOSED)	265,000	51.36

In April and May 2020, EOG entered into crude oil NYMEX WTI price swap contracts for the period from June 1, 2020 through June 30, 2020, with notional volumes of 265,000 Bbld at a weighted average price of $33.80 per Bbl, for the period from July 1, 2020 through July 31, 2020, with notional volumes of 254,000 Bbld at a weighted average price of $33.75 per Bbl, for the period from August 1, 2020 through September 30, 2020, with notional volumes of 154,000 Bbld at a weighted average price of $34.18 per Bbl and for the period from October 1, 2020 through December 31, 2020, with notional volumes of 47,000 Bbld at a weighted average price of $30.04 per Bbl. These contracts offset the remaining NYMEX WTI price swap contracts for the same time periods and volumes at a weighted average price of $51.36 per Bbl for the period from June 1, 2020 through June 30, 2020, $42.36 per Bbl for the period from July 1, 2020 through July 31, 2020, $50.42 per Bbl for the period from August 1, 2020 through September 30, 2020 and $31.00 per Bbl for the period from October 1, 2020 through December 31, 2020. EOG received net cash of $359.9 million through October 30, 2020, for the settlement of certain of these contracts, and expects to receive net cash of $4.1 million during the remainder of 2020 for the settlement of the remaining contracts. The offsetting contracts were excluded from the above table.

Crude Oil ICE Brent Price Swap Contracts

Presented below is a comprehensive summary of EOG's crude oil ICE Brent price swap contracts through October 30, 2020, with notional volumes expressed in Bbld and prices expressed in $/Bbl.

2020	Volume (Bbld)	Weighted Average Price ($/Bbl)
April 2020 (CLOSED)	75,000	25.66
May 2020 (CLOSED)	35,000	26.53

Mont Belvieu Propane Price Swap Contracts

Presented below is a comprehensive summary of EOG's Mont Belvieu propane (non-TET) financial price swap contracts (Mont Belvieu Propane Price Swap Contracts) through October 30, 2020, with notional volumes expressed in Bbld and prices expressed in $/Bbl.

2020	Volume (Bbld)	Weighted Average Price ($/Bbl)
January 1, 2020 through February 29, 2020 (CLOSED)	4,000	21.34
March 1, 2020 through April 30, 2020 (CLOSED)	25,000	17.92

In April and May 2020, EOG entered into Mont Belvieu Propane Price Swap Contracts for the period from May 1, 2020 through December 31, 2020, with notional volumes of 25,000 Bbld at a weighted average price of $16.41 per Bbl. These contracts offset the remaining Mont Belvieu Propane Price Swap Contracts for the same time period with notional volumes of 25,000 Bbld at a weighted average price of $17.92 per Bbl. EOG received net cash of $5.7 million through October 30, 2020, for the settlement of certain of these contracts, and expects to receive net cash of $3.5 million during the remainder of 2020 for the settlement of the remaining contracts. The offsetting contracts were excluded from the above table.

Natural Gas Price Swap Contracts

Presented below is a comprehensive summary of EOG's natural gas price swap contracts through October 30, 2020, with notional volumes expressed in MMBtud and prices expressed in $/MMBtu.

2021	Volume (MMBtud)	Weighted Average Price ($/MMBtu)
January 1, 2021 through December 31, 2021	500,000	2.99

Natural Gas Collar Contracts

EOG has entered into natural gas collar contracts, which establish ceiling and floor prices for the sale of notional volumes of natural gas as specified in the collar contracts. The collars require that EOG pay the difference between the ceiling price and the NYMEX Henry Hub natural gas price for the contract month (Henry Hub Index Price) in the event the Henry Hub Index Price is above the ceiling price. The collars grant EOG the right to receive the difference between the floor price and the Henry Hub Index Price in the event the Henry Hub Index Price is below the floor price. In March 2020, EOG executed the early termination provision granting EOG the right to terminate certain 2020 natural gas collar contracts with notional volumes of 250,000 MMBtud at a weighted average ceiling price of $2.50 per MMBtu and a weighted average floor price of $2.00 per MMBtu for the period from April 1, 2020 through July 31, 2020. EOG received net cash of $7.8 million for the settlement of these contracts. Presented below is a comprehensive summary of EOG's natural gas collar contracts through October 30, 2020, with notional volumes expressed in MMBtud and prices expressed in $/MMBtu.

2020	Volume (MMBtud)	Weighted Average Ceiling Price ($/MMBtu)	Weighted Average Floor Price ($/MMBtu)
April 1, 2020 through July 31, 2020 (CLOSED)	250,000	2.50	2.00

In April 2020, EOG entered into natural gas collar contracts for the period from August 1, 2020 through October 31, 2020, with notional volumes of 250,000 MMBtud at a ceiling price of $2.50 per MMBtu and a floor price of $2.00 per MMBtu. These contracts offset the remaining natural gas collar contracts for the same time period with notional volumes of 250,000 MMBtud at a ceiling price of $2.50 per MMBtu and a floor price of $2.00 per MMBtu. EOG received net cash of $1.1 million through October 30, 2020, for the settlement of these contracts. The offsetting contracts were excluded from the above table.

Rockies Differential Basis Swap Contracts

Prices received by EOG for its natural gas production generally vary from NYMEX Henry Hub prices due to adjustments for delivery location (basis) and other factors. EOG has entered into natural gas basis swap contracts in order to fix the differential between pricing in the Rocky Mountain area and NYMEX Henry Hub prices (Rockies Differential). Presented below is a comprehensive summary of EOG's Rockies Differential basis swap contracts through October 30, 2020. The weighted average price differential expressed in $/MMBtu represents the amount of reduction to NYMEX Henry Hub prices for the notional volumes expressed in MMBtud covered by the basis swap contracts.

2020	Volume (MMBtud)	Weighted Average Price Differential ($/MMBtu)
January 1, 2020 through October 31, 2020 (CLOSED)	30,000	0.55
November 1, 2020 through December 31, 2020	30,000	0.55

HSC Differential Basis Swap Contracts

EOG has also entered into natural gas basis swap contracts in order to fix the differential between pricing at the Houston Ship Channel (HSC) and NYMEX Henry Hub prices (HSC Differential). In March 2020, EOG executed the early termination provision granting EOG the right to terminate certain 2020 HSC Differential basis swaps with notional volumes of 60,000 MMBtud at a weighted average price differential of $0.05 per MMBtu for the period from April 1, 2020 through December 31, 2020. EOG paid net cash of $0.4 million for the settlement of these contracts. Presented below is a comprehensive summary of EOG's HSC Differential basis swap contracts through October 30, 2020. The weighted average price differential expressed in $/MMBtu represents the amount of reduction to NYMEX Henry Hub prices for the notional volumes expressed in MMBtud covered by the basis swap contracts.

2020	Volume (MMBtud)	Weighted Average Price Differential ($/MMBtu)
January 1, 2020 through December 31, 2020 (CLOSED)	60,000	0.05

Waha Differential Basis Swap Contracts

EOG has also entered into natural gas basis swap contracts in order to fix the differential between pricing at the Waha Hub in West Texas and NYMEX Henry Hub prices (Waha Differential). Presented below is a comprehensive summary of EOG's Waha Differential basis swap contracts through October 30, 2020. The weighted average price differential expressed in $/MMBtu represents the amount of reduction to NYMEX Henry Hub prices for the notional volumes expressed in MMBtud covered by the basis swap contracts.

2020	Volume (MMBtud)	Weighted Average Price Differential ($/MMBtu)
January 1, 2020 through April 30, 2020 (CLOSED)	50,000	1.40

In April 2020, EOG entered into Waha Differential basis swap contracts for the period from May 1, 2020 through December 31, 2020, with notional volumes of 50,000 MMBtud at a weighted average price differential of $0.43 per MMBtu. These contracts offset the remaining Waha Differential basis swap contracts for the same time period with notional volumes of 50,000 MMBtud at a weighted average price differential of $1.40 per MMBtu. EOG paid net cash of $8.9 million through October 30, 2020, for the settlement of certain of these contracts, and expects to pay net cash of $3.0 million during the remainder of 2020 for the settlement of the remaining contracts. The offsetting contracts were excluded from the above table.

Definitions

Bbld	Barrels per day
$/Bbl	Dollars per barrel
ICE	Intercontinental Exchange
MMBtud	Million British thermal units per day
$/MMBtu	Dollars per million British thermal units
NYMEX	U.S. New York Mercantile Exchange
WTI	West Texas Intermediate

Direct After-Tax Rate of Return



The calculation of our direct after-tax rate of return (ATROR) with respect to our capital expenditure program for a particular play or well is based on the estimated recoverable reserves ("net" to EOG's interest) for all wells in such play or such well (as the case may be), the estimated net present value (NPV) of the future net cash flows from such reserves (for which we utilize certain assumptions regarding future commodity prices and operating costs) and our direct net costs incurred in drilling or acquiring (as the case may be) such wells or well (as the case may be). As such, our direct ATROR with respect to our capital expenditures for a particular play or well cannot be calculated from our consolidated financial statements.

Direct ATROR

Based on Cash Flow and Time Value of Money

 - Estimated future commodity prices and operating costs

 - Costs incurred to drill, complete and equip a well, including facilities

Excludes Indirect Capital

 - Gathering and Processing and other Midstream

 - Land, Seismic, Geological and Geophysical

Payback ~12 Months on 100% Direct ATROR Wells

First Five Years ~1/2 Estimated Ultimate Recovery Produced but ~3/4 of NPV Captured

Return on Equity / Return on Capital Employed

Based on GAAP Accrual Accounting

Includes All Indirect Capital and Growth Capital for Infrastructure

 - Eagle Ford, Bakken, Permian Facilities

 - Gathering and Processing

Includes Legacy Gas Capital and Capital from Mature Wells

ROCE & ROE

In millions of USD, except ratio data (Unaudited)

	2019	2018	2017
Net Interest Expense (GAAP)	185	245	
Tax Benefit Imputed (based on 21%)	(39)	(51)	
After-Tax Net Interest Expense (Non-GAAP) - (a)	**146**	**194**	
Net Income (GAAP) - (b)	2,735	3,419	
Adjustments to Net Income, Net of Tax (See Below Detail) [1]	158	(201)	
Adjusted Net Income (Non-GAAP) - (c)	**2,893**	**3,218**	
Total Stockholders' Equity - (d)	21,641	19,364	16,283
Average Total Stockholders' Equity * - (e)	20,503	17,824	
Current and Long-Term Debt (GAAP) - (f)	5,175	6,083	6,387
Less: Cash	(2,028)	(1,556)	(834)
Net Debt (Non-GAAP) - (g)	3,147	4,527	5,553
Total Capitalization (GAAP) - (d) + (f)	26,816	25,447	22,670
Total Capitalization (Non-GAAP) - (d) + (g)	24,788	23,891	21,836
Average Total Capitalization (Non-GAAP) * - (h)	24,340	22,864	
Return on Capital Employed (ROCE)			
GAAP Net Income - [(a) + (b)] / (h)	**11.8%**	**15.8%**	
Non-GAAP Adjusted Net Income - [(a) + (c)] / (h)	**12.5%**	**14.9%**	
Return on Equity (ROE)			
GAAP Net Income - (b) / (e)	**13.3%**	**19.2%**	
Non-GAAP Adjusted Net Income - (c) / (e)	**14.1%**	**18.1%**	

* Average for the current and immediately preceding year

(1) Detail of adjustments to Net Income (GAAP):

	Before Tax	Income Tax Impact	After Tax
Year Ended December 31, 2019			
Adjustments:			
Add: Mark-to-Market Commodity Derivative Contracts Impact	51	(11)	40
Add: Impairments of Certain Assets	275	(60)	215
Less: Net Gains on Asset Dispositions	(124)	27	(97)
Total	**202**	**(44)**	**158**
Year Ended December 31, 2018			
Adjustments:			
Add: Mark-to-Market Commodity Derivative Contracts Impact	(93)	20	(73)
Add: Impairments of Certain Assets	153	(34)	119
Less: Net Gains on Asset Dispositions	(175)	38	(137)
Less: Tax Reform Impact	—	(110)	(110)
Total	**(115)**	**(86)**	**(201)**

ROCE & ROE

In millions of USD, except ratio data (Unaudited)

	2017	2016	2015	2014	2013
Net Interest Expense (GAAP)	274	282	237	201	235
Tax Benefit Imputed (based on 35%)	(96)	(99)	(83)	(70)	(82)
After-Tax Net Interest Expense (Non-GAAP) - (a)	**178**	**183**	**154**	**131**	**153**
Net Income (Loss) (GAAP) - (b)	2,583	(1,097)	(4,525)	2,915	2,197
Total Stockholders' Equity - (d)	16,283	13,982	12,943	17,713	15,418
Average Total Stockholders' Equity* - (e)	15,133	13,463	15,328	16,566	14,352
Current and Long-Term Debt (GAAP) - (f)	6,387	6,986	6,655	5,906	5,909
Less: Cash	(834)	(1,600)	(719)	(2,087)	(1,318)
Net Debt (Non-GAAP) - (g)	5,553	5,386	5,936	3,819	4,591
Total Capitalization (GAAP) - (d) + (f)	22,670	20,968	19,598	23,619	21,327
Total Capitalization (Non-GAAP) - (d) + (g)	21,836	19,368	18,879	21,532	20,009
Average Total Capitalization (Non-GAAP)* - (h)	20,602	19,124	20,206	20,771	19,365
Return on Capital Employed (ROCE)					
GAAP Net Income (Loss) - [(a) + (b)] / (h)	**13.4%**	**-4.8%**	**-21.6%**	**14.7%**	**12.1%**
Return on Equity (ROE)					
GAAP Net Income (Loss) - (b) / (e)	**17.1%**	**-8.1%**	**-29.5%**	**17.6%**	**15.3%**

* Average for the current and immediately preceding year

ROCE & ROE



In millions of USD, except ratio data (Unaudited)

	2012	2011	2010	2009	2008
Net Interest Expense (GAAP)	214	210	130	101	52
Tax Benefit Imputed (based on 35%)	(75)	(74)	(46)	(35)	(18)
After-Tax Net Interest Expense (Non-GAAP) - (a)	**139**	**136**	**84**	**66**	**34**
Net Income (GAAP) - (b)	570	1,091	161	547	2,437
Total Stockholders' Equity - (d)	13,285	12,641	10,232	9,998	9,015
Average Total Stockholders' Equity* - (e)	12,963	11,437	10,115	9,507	8,003
Current and Long-Term Debt (GAAP) - (f)	6,312	5,009	5,223	2,797	1,897
Less: Cash	(876)	(616)	(789)	(686)	(331)
Net Debt (Non-GAAP) - (g)	5,436	4,393	4,434	2,111	1,566
Total Capitalization (GAAP) - (d) + (f)	19,597	17,650	15,455	12,795	10,912
Total Capitalization (Non-GAAP) - (d) + (g)	18,721	17,034	14,666	12,109	10,581
Average Total Capitalization (Non-GAAP)* - (h)	17,878	15,850	13,388	11,345	9,351
Return on Capital Employed (ROCE)					
GAAP Net Income - [(a) + (b)] / (h)	**4.0%**	**7.7%**	**1.8%**	**5.4%**	**26.4%**
Return on Equity (ROE)					
GAAP Net Income - (b) / (e)	**4.4%**	**9.5%**	**1.6%**	**5.8%**	**30.5%**

* Average for the current and immediately preceding year

ROCE & ROE



In millions of USD, except ratio data (Unaudited)

	2007	2006	2005	2004	2003
Net Interest Expense (GAAP)	47	43	63	63	59
Tax Benefit Imputed (based on 35%)	(16)	(15)	(22)	(22)	(21)
After-Tax Net Interest Expense (Non-GAAP) - (a)	**31**	**28**	**41**	**41**	**38**
Net Income (GAAP) - (b)	1,090	1,300	1,260	625	430
Total Stockholders' Equity - (d)	6,990	5,600	4,316	2,945	2,223
Average Total Stockholders' Equity* - (e)	6,295	4,958	3,631	2,584	1,948
Current and Long-Term Debt (GAAP) - (f)	1,185	733	985	1,078	1,109
Less: Cash	(54)	(218)	(644)	(21)	(4)
Net Debt (Non-GAAP) - (g)	1,131	515	341	1,057	1,105
Total Capitalization (GAAP) - (d) + (f)	8,175	6,333	5,301	4,023	3,332
Total Capitalization (Non-GAAP) - (d) + (g)	8,121	6,115	4,657	4,002	3,328
Average Total Capitalization (Non-GAAP)* - (h)	7,118	5,386	4,330	3,665	3,068
Return on Capital Employed (ROCE)					
GAAP Net Income - [(a) + (b)] / (h)	**15.7%**	**24.7%**	**30.0%**	**18.2%**	**15.3%**
Return on Equity (ROE)					
GAAP Net Income - (b) / (e)	**17.3%**	**26.2%**	**34.7%**	**24.2%**	**22.1%**

* Average for the current and immediately preceding year

ROCE & ROE



In millions of USD, except ratio data (Unaudited)

	2002	2001	2000	1999	1998
Net Interest Expense (GAAP)	60	45	61	62	
Tax Benefit Imputed (based on 35%)	(21)	(16)	(21)	(22)	
After-Tax Net Interest Expense (Non-GAAP) - (a)	**39**	**29**	**40**	**40**	
Net Income (GAAP) - (b)	87	399	397	569	
Total Stockholders' Equity - (d)	1,672	1,643	1,381	1,130	1,280
Average Total Stockholders' Equity* - (e)	1,658	1,512	1,256	1,205	
Current and Long-Term Debt (GAAP) - (f)	1,145	856	859	990	1,143
Less: Cash	(10)	(3)	(20)	(25)	(6)
Net Debt (Non-GAAP) - (g)	1,135	853	839	965	1,137
Total Capitalization (GAAP) - (d) + (f)	2,817	2,499	2,240	2,120	2,423
Total Capitalization (Non-GAAP) - (d) + (g)	2,807	2,496	2,220	2,095	2,417
Average Total Capitalization (Non-GAAP)* - (h)	2,652	2,358	2,158	2,256	
Return on Capital Employed (ROCE)					
GAAP Net Income - [(a) + (b)] / (h)	**4.8%**	**18.2%**	**20.2%**	**27.0%**	
Return on Equity (ROE)					
GAAP Net Income - (b) / (e)	**5.2%**	**26.4%**	**31.6%**	**47.2%**	

* Average for the current and immediately preceding year

Costs per Barrel of Oil Equivalent



In thousands of USD, except Boe and per Boe amounts (Unaudited)

	1Q 2020	2Q 2020	3Q 2020	YTD 2020
Cost per Barrel of Oil Equivalent (Boe) Calculation				
Volume - Thousand Barrels of Oil Equivalent - (a)	79,548	56,733	65,873	202,153
Crude Oil and Condensate	2,065,498	614,627	1,394,622	4,074,747
Natural Gas Liquids	160,535	93,909	184,771	439,215
Natural Gas	209,764	141,696	183,790	535,250
Total Wellhead Revenues - (b)	**2,435,797**	**850,232**	**1,763,183**	**5,049,212**
Operating Costs				
Lease and Well	329,659	245,346	227,473	802,478
Transportation Costs	208,296	151,728	180,257	540,281
Gathering and Processing Costs	128,482	96,767	114,790	340,039
General and Administrative	114,273	131,855	124,460	370,588
Taxes Other Than Income	157,360	80,319	126,810	364,489
Interest Expense, Net	44,690	54,213	53,242	152,145
Total Cash Operating Cost (excluding DD&A and Total Exploration Costs) - (c)	**982,760**	**760,228**	**827,032**	**2,570,020**
Depreciation, Depletion and Amortization (DD&A)	1,000,060	706,679	823,050	2,529,789
Total Operating Cost (excluding Total Exploration Costs) - (d)	**1,982,820**	**1,466,907**	**1,650,082**	**5,099,809**
Exploration Costs	39,677	27,283	38,413	105,373
Dry Hole Costs	372	87	12,604	13,063
Impairments	1,572,935	305,415	78,990	1,957,340
Total Exploration Costs	1,612,984	332,785	130,007	2,075,776
Less: Certain Impairments (Non-GAAP)	(1,516,316)	(239,167)	(26,531)	(1,782,014)
Total Exploration Costs (Non-GAAP)	96,668	93,618	103,476	293,762
Total Operating Cost (Non-GAAP) (including Total Exploration Costs) - (e)	**2,079,488**	**1,560,525**	**1,753,558**	**5,393,571**
Composite Average Wellhead Revenue per Boe - (b) / (a)	**30.62**	**14.99**	**26.77**	**24.98**
Total Cash Operating Cost per Boe (excluding DD&A and Total Exploration Costs) - (c) / (a)	**12.36**	**13.40**	**12.56**	**12.70**
Composite Average Margin per Boe (excluding DD&A and Total Exploration Costs) - [(b) / (a) - (c) / (a)]	**18.26**	**1.59**	**14.21**	**12.28**
Total Operating Cost per Boe (excluding Total Exploration Costs) - (d) / (a)	**24.93**	**25.86**	**25.05**	**25.21**
Composite Average Margin per Boe (excluding Total Exploration Costs) - [(b) / (a) - (d) / (a)]	**5.69**	**(10.87)**	**1.72**	**(0.23)**
Total Operating Cost per Boe (Non-GAAP) (including Total Exploration Costs) - (e) / (a)	**26.15**	**27.51**	**26.62**	**26.66**
Composite Average Margin per Boe (Non-GAAP) (including Total Exploration Costs) - [(b) / (a) - (e) / (a)]	**4.47**	**(12.52)**	**0.15**	**(1.68)**

Costs per Barrel of Oil Equivalent



In thousands of USD, except Boe and per Boe amounts (Unaudited)

	2019	2018	2017
Cost per Barrel of Oil Equivalent (Boe) Calculation			
Volume - Thousand Barrels of Oil Equivalent - (a)	298,565	262,516	222,251
Crude Oil and Condensate	9,612,532	9,517,440	6,256,396
Natural Gas Liquids	784,818	1,127,510	729,561
Natural Gas	1,184,095	1,301,537	921,934
Total Wellhead Revenues - (b)	**11,581,445**	**11,946,487**	**7,907,891**
Operating Costs			
Lease and Well	1,366,993	1,282,678	1,044,847
Transportation Costs	758,300	746,876	740,352
Gathering and Processing Costs	479,102	436,973	148,775
General and Administrative	489,397	426,969	434,467
Less: Legal Settlement - Early Leasehold Termination	—	—	(10,202)
Less: Joint Venture Transaction Costs	—	—	(3,056)
Less: Joint Interest Billings Deemed Uncollectible	—	—	(4,528)
General and Administrative (Non-GAAP)	489,397	426,969	416,681
Taxes Other Than Income	800,164	772,481	544,662
Interest Expense, Net	185,129	245,052	274,372
Total Cash Operating Cost (Non-GAAP) (excluding DD&A and Total Exploration Costs) - (c)	**4,079,085**	**3,911,029**	**3,169,689**
Depreciation, Depletion and Amortization (DD&A)	3,749,704	3,435,408	3,409,387
Total Operating Cost (Non-GAAP) (excluding Total Exploration Costs) - (d)	**7,828,789**	**7,346,437**	**6,579,076**
Exploration Costs	139,881	148,999	145,342
Dry Hole Costs	28,001	5,405	4,609
Impairments	517,896	347,021	479,240
Total Exploration Costs	685,778	501,425	629,191
Less: Certain Impairments (Non-GAAP)	(274,974)	(152,671)	(261,452)
Total Exploration Costs (Non-GAAP)	410,804	348,754	367,739
Total Operating Cost (Non-GAAP) (including Total Exploration Costs) - (e)	**8,239,593**	**7,695,191**	**6,946,815**

Cost per Barrel of Oil Equivalent



In thousands of USD, except Boe and per Boe amounts (Unaudited)

	2019	2018	2017
Composite Average Wellhead Revenue per Boe - (b) / (a)	**38.79**	**45.51**	**35.58**
Total Cash Operating Cost per Boe (Non-GAAP) (excluding DD&A and Total Exploration Costs) - (c) / (a)	**13.66**	**14.90**	**14.25**
Composite Average Margin per Boe (Non-GAAP) (excluding DD&A and Total Exploration Costs) - [(b) / (a) - (c) / (a)]	**25.13**	**30.61**	**21.33**
Total Operating Cost per Boe (Non-GAAP) (excluding Total Exploration Costs) - (d) / (a)	**26.22**	**27.99**	**29.59**
Composite Average Margin per Boe (Non-GAAP) (excluding Total Exploration Costs) - [(b) / (a) - (d) / (a)]	**12.57**	**17.52**	**5.99**
Total Operating Cost per Boe (Non-GAAP) (including Total Exploration Costs) - (e) / (a)	**27.60**	**29.32**	**31.24**
Composite Average Margin per Boe (Non-GAAP) (including Total Exploration Costs) - [(b) / (a) - (e) / (a)]	**11.19**	**16.19**	**4.34**

Cost per Barrel of Oil Equivalent



In thousands of USD, except Boe and per Boe amounts (Unaudited)

	2016	2015	2014
Cost per Barrel of Oil Equivalent (Boe) Calculation			
Volume - Thousand Barrels of Oil Equivalent - (a)	204,929	208,862	217,073
Crude Oil and Condensate	4,317,341	4,934,562	9,742,480
Natural Gas Liquids	437,250	407,658	934,051
Natural Gas	742,152	1,061,038	1,916,386
Total Wellhead Revenues - (b)	**5,496,743**	**6,403,258**	**12,592,917**
Operating Costs			
Lease and Well	927,452	1,182,282	1,416,413
Transportation Costs	764,106	849,319	972,176
Gathering and Processing Costs	122,901	146,156	145,800
General and Administrative	394,815	366,594	402,010
Less: Voluntary Retirement Expense	(42,054)	—	—
Less: Acquisition Costs	(5,100)	—	—
Less: Legal Settlement - Early Leasehold Termination	—	(19,355)	—
General and Administrative (Non-GAAP)	347,661	347,239	402,010
Taxes Other Than Income	349,710	421,744	757,564
Interest Expense, Net	281,681	237,393	201,458
Total Cash Operating Cost (Non-GAAP) (excluding DD&A and Total Exploration Costs) - (c)	**2,793,511**	**3,184,133**	**3,895,421**
Depreciation, Depletion and Amortization (DD&A)	3,553,417	3,313,644	3,997,041
Total Operating Cost (Non-GAAP) (excluding Total Exploration Costs) - (d)	**6,346,928**	**6,497,777**	**7,892,462**
Exploration Costs	124,953	149,494	184,388
Dry Hole Costs	10,657	14,746	48,490
Impairments	620,267	6,613,546	743,575
Total Exploration Costs	755,877	6,777,786	976,453
Less: Certain Impairments (Non-GAAP)	(320,617)	(6,307,593)	(824,312)
Total Exploration Costs (Non-GAAP)	435,260	470,193	152,141
Total Operating Cost (Non-GAAP) (including Total Exploration Costs) - (e)	**6,782,188**	**6,967,970**	**8,044,603**

Cost per Barrel of Oil Equivalent



In thousands of USD, except Boe and per Boe amounts (Unaudited)

	2016	2015	2014
Composite Average Wellhead Revenue per Boe - (b) / (a)	**26.82**	**30.66**	**58.01**
Total Cash Operating Cost per Boe (Non-GAAP) (excluding DD&A and Total Exploration Costs) - (c) / (a)	**13.64**	**15.25**	**17.95**
Composite Average Margin per Boe (Non-GAAP) (excluding DD&A and Total Exploration Costs) - [(b) / (a) - (c) / (a)]	**13.18**	**15.41**	**40.06**
Total Operating Cost per Boe (Non-GAAP) (excluding Total Exploration Costs) - (d) / (a)	**30.98**	**31.11**	**36.38**
Composite Average Margin per Boe (Non-GAAP) (excluding Total Exploration Costs) - [(b) / (a) - (d) / (a)]	**(4.16)**	**(0.45)**	**21.63**
Total Operating Cost per Boe (Non-GAAP) (including Total Exploration Costs) - (e) / (a)	**33.10**	**33.36**	**37.08**
Composite Average Margin per Boe (Non-GAAP) (including Total Exploration Costs) - [(b) / (a) - (e) / (a)]	**(6.28)**	**(2.70)**	**20.93**

Quarter and Full Year Guidance



(Unaudited)

(a) Fourth Quarter and Full Year 2020 Forecast

The forecast items for the fourth quarter and full year 2020 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. EOG undertakes no obligation, other than as required by applicable law, to update or revise this forecast, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise. This forecast, which should be read in conjunction with the accompanying press release and EOG's related Current Report on Form 8-K filing, replaces and supersedes any previously issued guidance or forecast.

(b) Capital Expenditures

The forecast includes expenditures for Exploration and Development Drilling, Facilities, Leasehold Acquisitions, Capitalized Interest, Exploration Costs, Dry Hole Costs and Other Property, Plant and Equipment. The forecast excludes Property Acquisitions, Asset Retirement Costs and any Non-Cash Transactions.

(c) Benchmark Commodity Pricing

EOG bases United States and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma, using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

EOG bases United States natural gas price differentials upon the natural gas price at Henry Hub, Louisiana, using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

Estimated Ranges for Fourth Quarter and Full Year 2020 Daily Sales Volumes	4Q 2020			FY 2020		
Crude Oil and Condensate Volumes (MBbld)						
United States	435.0	-	445.0	406.3	-	408.8
Trinidad	1.6	-	2.0	0.8	-	0.9
Other International	0.0	-	0.2	0.1	-	0.1
Total	436.6	-	447.2	407.2	-	409.8
Natural Gas Liquids Volumes (MBbld)						
Total	140.0	-	150.0	137.2	-	139.7
Natural Gas Volumes (MMcfd)						
United States	1,040	-	1,100	1,032	-	1,047
Trinidad	170	-	190	174	-	179
Other International	20	-	30	30	-	33
Total	1,230	-	1,320	1,236	-	1,259
Crude Oil Equivalent Volumes (MBoed)						
United States	748.3	-	778.3	715.4	-	722.9
Trinidad	29.9	-	33.7	29.8	-	30.8
Other International	3.3	-	5.2	5.1	-	5.6
Total	781.5	-	817.2	750.3	-	759.3
Capital Expenditures ($MM)	830	-	930	3,400		3,600

Quarter and Full Year Guidance



(Unaudited)

Estimated Ranges for Fourth Quarter and Full Year 2020	4Q 2020			FY 2020		
Operating Costs						
Unit Costs ($/Boe)						
Lease and Well	3.80	-	4.30	3.92	-	4.05
Transportation Costs	2.55	-	2.95	2.64	-	2.74
Gathering and Processing	1.75	-	1.85	1.70	-	1.72
Depreciation, Depletion and Amortization	12.20	-	12.70	12.41	-	12.54
General and Administrative	1.80	-	1.90	1.82	-	1.85
Expenses ($MM)						
Exploration and Dry Hole	45	-	55	163	-	173
Impairment	100	-	150	265	-	315
Capitalized Interest	5	-	10	29	-	34
Net Interest	51	-	56	203	-	208
Taxes Other Than Income (% of Wellhead Revenue)	6.0%	-	8.0%	6.7%	-	7.8%
Income Taxes						
Effective Rate	20%	-	25%	16%	-	21%
Current Tax (Benefit) / Expense ($MM)	10	-	50	(85)	-	(45)
Pricing - (Refer to *Benchmark Commodity Pricing* in text)						
Crude Oil and Condensate ($/Bbl)						
Differentials						
United States - above (below) WTI	(1.85)	-	0.15	(1.07)	-	(0.52)
Trinidad - above (below) WTI	(14.40)	-	(12.40)	(12.52)	-	(11.40)
Other International - above (below) WTI	(8.00)	-	(2.00)	2.18	-	3.68
Natural Gas Liquids						
Realizations as % of WTI	34%	-	46%	32%	-	35%
Natural Gas ($/Mcf)						
Differentials						
United States - above (below) NYMEX Henry Hub	(0.60)	-	(0.20)	(0.54)	-	(0.43)
Realizations						
Trinidad	3.15	-	3.65	2.44	-	2.59
Other International	4.35	-	4.85	4.44	-	4.54

Definitions

$/Bbl	U.S. Dollars per barrel
$/Boe	U.S. Dollars per barrel of oil equivalent
$/Mcf	U.S. Dollars per thousand cubic feet
$MM	U.S. Dollars in millions
MBbld	Thousand barrels per day
MBoed	Thousand barrels of oil equivalent per day
MMcfd	Million cubic feet per day
NYMEX	U.S. New York Mercantile Exchange
WTI	West Texas Intermediate